[LETTERHEAD OF COZEN O’CONNOR]

April 12, 2004

First Heritage Bank

Board of Directors

64 North Franklin Street

Wilkes Barre, Pennsylvania 18701

Re:	Merger of First Heritage Bank with and into Community Bank, N.A.

Ladies and Gentlemen:

You have requested our opinion regarding certain United States federal income tax consequences that will result from the merger (the “Merger”) of First Heritage Bank, a Pennsylvania chartered bank (“First Heritage”), with and into Community Bank, N.A., a national banking association (“Community Bank”), which is a wholly owned subsidiary of Community Bank System, Inc., a Delaware corporation (“CBSI”), pursuant to that certain Agreement and Plan of Merger, dated as of January 6, 2004, amended as of March 11, 2004, by and among CBSI, Community Bank and First Heritage (the “Agreement”). This opinion is being furnished pursuant to Section 6.1(f) of the Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned thereto in the Agreement.

In connection with our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, the exhibits thereto, and such other documents as we have deemed necessary or appropriate for the opinion set forth below. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents and corporate records that we have examined and the facts and representations concerning the Merger that have come to our attention during our engagement, (ii) that the Merger will be consummated in the manner described in the Agreement, and (iii) that the representations made to us by First Heritage, CBSI and Community Bank in their letters to us dated April 12, 2004, and delivered to us for purposes of this opinion are accurate and complete at all relevant times, including the Effective Time of the Merger, and that any representation made “to the best knowledge” or similarly qualified is correct without such qualification. In our examination of documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity and authority of the signatories. The opinion expressed herein is conditioned on the initial and continuing accuracy of the facts, information, and representations contained in the aforesaid documents or otherwise referred to above.

In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Department regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (“IRS”), and such other authorities as we have deemed relevant.

First Heritage Bank

April 12, 2004

Based upon and subject to the foregoing and upon the assumptions and qualifications set forth herein, we are of the opinion that, for United States federal income tax purposes:

1.    The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

2.    Each of First Heritage, CBSI and Community Bank will be a party to the reorganization within the meaning of Section 368(b) of the Code.

3.    The Merger will not result in the recognition of gain or loss to First Heritage.

4.    First Heritage shareholders will not recognize gain or loss with respect to shares of CBSI Common Stock received by them in the Merger, but gain or loss will be recognized by First Heritage shareholders with respect to cash received in lieu of fractional shares.

5.    Each First Heritage shareholder’s tax basis in the CBSI Common Stock received in the Merger will be the same as the tax basis of the shares of First Heritage Common Stock exchanged in the Merger, decreased by any tax basis allocable to fractional shares, if any, of CBSI Common Stock for which cash is received.

6.    Each First Heritage shareholder’s holding period in the CBSI Common Stock received in the Merger will include the period during which the First Heritage shareholder held the First Heritage Common Stock exchanged in the Merger, provided that the First Heritage Common Stock is a capital asset in the hands of the First Heritage shareholder at the Effective Time of the Merger.

No opinion is expressed as to any transaction other than the Merger as described in the Agreement or as to any transaction whatsoever, including the Merger, if all the transactions described in the Agreement are not consummated in accordance with the terms of the Agreement and without waiver or breach of any material provision thereof, or if all of the representations, warranties, statements and assumptions upon which we rely are not true and accurate at all relevant times including the Effective Time of the Merger. In the event that any of the statements, representations, warranties or assumptions upon which we have relied to render this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

Except as set forth above, we express no other opinion as to the tax consequences of the Merger and related transactions to any party under federal, state, local or foreign laws. Further, no opinion is expressed as to the tax consequences to holders of Options receiving cash in connection with the Merger. Our opinion represents only our best judgment regarding the application of United States federal income tax laws as of the date of this Letter. Our opinion is not binding on either the IRS or the courts, and there is no assurance that the IRS will not successfully contest any of the conclusions set forth in this opinion. Furthermore, no assurance can be given that future legislation, regulations, judicial decisions or administrative changes, applicable either on a prospective or retroactive basis, will not alter our opinion. Nevertheless, we are under no obligation to supplement or revise our opinion to reflect any new developments

First Heritage Bank

April 12, 2004

in the application or interpretation of the United States federal income tax laws (including changes with retroactive effect).

The foregoing opinion does not purport to deal with all aspects of United States federal income taxation and may not be applicable to certain types of shareholders, including individuals who are not United States citizens or residents. We are furnishing this opinion to you in connection with the Merger and this opinion may not be relied upon by any other person or used for any other purpose without our prior written consent. We consent to the inclusion of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption “Material United States Federal Income Tax Consequences” in the Proxy Statement/Prospectus.

Very truly yours,

/s/    Cozen O’Connor